UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Fuji Dream Airlines Orders Two More EMBRAER 175 Jets

Singapore, December 20, 2012 – Fuji Dream Airlines (FDA), of Japan, has signed a contract for two EMBRAER 175 jets, in a ceremony held at the headquarters of the airlines’ parent company, Suzuyo Corp. in Shimizu, Japan. The total value of the deal is USD 81.6 million, at list price, which will be included in Embraer’s fourth quarter of 2012 backlog. Both aircraft will be configured in a single-class layout with 84 seats. This order brings the total number of aircraft in the airline’s all-E-Jet fleet to eight.

“This follow-on order demonstrates the viability of E-Jets to succeed in highly-competitive domestic markets, like Japan,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “What is particularly impressive is how FDA recognized an untapped opportunity, realized that smaller capacity aircraft were key to a sound business strategy, and has now grown to eight airplanes in just over three years. We are honored by FDA’s confidence in our jets and privileged to work with them in contributing to the optimization of the market potential in Japan.”

“The efficiency and reliability of the E-Jets have enabled us to continue growing and expanding our network and services throughout Japan. The E-Jets are a core component of FDA’s success, and we look forward to strengthening our position in the market with heightened capacity and frequency, with these two new aircraft,” said Yohei Suzuki, the president of Fuji Dream Airlines.

These aircraft will be equipped with Autoland systems to perform CAT III approach and landing in limited visual conditions. This system assures on-time performance of aircraft and avoids diversions or delays due to weather. In line with FDA’s brand, each of these aircraft will be painted in a different color. The colors of the six E-Jets in the airline’s current fleet are red, light blue, green, orange, pink and purple.

Created in 2007 as a low-cost operator, FDA initially ordered two E170 jets for its start-up operations from Shizuoka, in July 2009. In that same year, FDA ordered another E175, and subsequently added one E170 and two E175 jets between 2010 and 2011, thereby tripling its initial fleet in less than 3 years of revenue service.

With aircraft based in Nagoya and Shizuoka, FDA links secondary cities in Japan where demand is growing. The six E-Jets in FDA’s current fleet covers a network of 10 stations spread across Japan such as Fukuoka, Niigata, Aomori and Sapporo. The airline has carried over 1.3 million passengers to date. It operates 40 daily flights and has been doing so with an outstanding schedule reliability of 99.5% on average for the last 12 months.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

About Fuji Dream Airlines and Suzuyo Group

Suzuyo Group started its business in 1801, at the port of Shimizu, located in central Japan. The company has expanded its enterprise by adapting to changing times and now has over 130 affiliated companies. The Group’s activities include a logistics network covering Japan, North America, Europe, and Southeast Asia, energy trading and sales, food products, and construction building maintenance, as well as Information Technology (IT), regional development, personnel and other services.

As a corporate citizen, the Suzuyo Group is also involved in social activities and provides support for education, culture, and well-being, including managing a science and technology university and sponsoring Japan’s Shimizu S-Pulse professional soccer team.

Fuji Dream Airlines was incorporated in June 2008 to be the Group’s air transportation arm. By entering the airline business and building on the convenience of Mt. Fuji Shizuoka Airport, Suzuyo contributes to Shizuoka’s economic development.

About the Embraer Family of E-Jets

The Embraer family of E-Jets consists of four commercial jets with 70 to 122 seats, featuring advanced engineering design, efficient performance, outstanding operating economics, low emissions levels and a spacious cabin without middle seats (2x2). E-Jets have a maximum cruising speed of Mach 0.82, can fly at 41,000 feet (12,500 meters) and have ranges of up to 2,400 nautical miles (4,450 kilometers).

The high degree of commonality among the four aircraft – EMBRAER 170, EMBRAER 175, EMBRAER 190 and EMBRAER 195 – results in exceptional savings for carriers in terms of crew training and the cost of spare parts and maintenance. Another key feature of E-Jets is their state-of-the-art, fly-by-wire technology which increases operating safety while reducing pilot workload and fuel consumption.

The double-bubble fuselage design provides superior comfort and includes two main passenger and two service doors to minimize aircraft turn-around time. E-Jets offer much more space for passengers, in a single or dual-class layout, than other aircraft of similar seating capacities. For more details, visit www.EmbraerCommercialJets.com.

E-Jets have achieved outstanding success with more than 1,000 firm orders from 64 companies in 44 countries. The 900 jet fleet now flying has accumulated almost 10 million

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

flight hours and transported more than 430 million passengers worldwide. This proven family is helping airlines to right size low load factor narrowbody routes, to replace older, inefficient aircraft, and to help develop new markets with lower operating costs, greater efficiency, and outstanding passenger comfort. To better understand the benefits of these aircraft, when substituting older jets, visit www.eforefficiency.com.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2012

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer